SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

6 July 2007 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W. [redacted]
Washington, DC 20549
U.S.A.

07025172

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/gc/cw

Encl.

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

c.c. J P Morgan
- Mr. King Ho

Dw 7/13

E\ginny\Right Issue\ltr-sx.doc.4

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

PROPOSED RIGHTS ISSUE OF NOT LESS THAN 287,237,361 RIGHTS SHARES AND NOT MORE THAN 290,066,238 RIGHTS SHARES OF HK$1.00 EACH IN THE PROPORTION OF 1 RIGHTS SHARE FOR EVERY 9 SHARES HELD ON THE RECORD DATE AT HK$18.00 PER RIGHTS SHARE PAYABLE IN FULL ON ACCEPTANCE

Financial Adviser to the Company

JPMorgan

TIMETABLE FOR RIGHTS ISSUE

Reference is made to the announcement released by the Company regarding the Rights Issue on 3 July 2007.

Set out below is the expected timetable to be followed by the Company in respect of the Rights Issue.

Owing to the price sensitive nature of the matters contemplated in this announcement and the announcement made by the Company on 3 July 2007, Shareholders and prospective investors are advised to exercise caution when dealing in the Shares.

1. RIGHTS ISSUE TIMETABLE

1.1 Expected Timetable for Shareholders

(All times in this timetable refer to Hong Kong time)

Last day of dealings in Shares on a cum-rights basis	Friday 3 August 2007
First day of dealings in Shares on an ex-rights basis	Monday 6 August 2007
Latest time for lodging transfers of Shares in order to qualify for the Rights Issue	4:00 p.m. on Tuesday 7 August 2007
Closure of Register of Members	Wednesday 8 August 2007 to Friday 10 August 2007
Record Date	Friday 10 August 2007
Register of Members re-opens	Monday 13 August 2007
Despatch of the Prospectus Documents by ordinary post	Wednesday 15 August 2007
First day of dealings in nil-paid Rights Shares	Friday 17 August 2007
Latest time for splitting of nil-paid Rights Shares	4:00 p.m. on Tuesday 28 August 2007
Last day of dealings in nil-paid Rights Shares	Friday 31 August 2007
Latest time for acceptance of the Rights Shares as well as application for excess Rights Shares and payment of consideration therefor	4:00 p.m. on Wednesday 5 September 2007
Latest time for Rights Issue and Underwriting Agreement to become unconditional	4:00 p.m. on Monday 10 September 2007
Announcement of results of acceptance of the Rights Issue	Wednesday 12 September 2007
Despatch of refund cheques in respect of wholly or partially unsuccessful excess applications by ordinary post	Wednesday 12 September 2007
Despatch of certificates for fully-paid Rights Shares by ordinary post	Wednesday 12 September 2007
Commencement of dealings in fully-paid Rights Shares	Friday 14 September 2007

1.2 Expected Timetable for CDP Depositors

(All times in this timetable refer to Singapore time)

Last day of dealings in Shares on a cum-rights basis	Monday 6 August 2007
First day of dealings in Shares on an ex-rights basis	Tuesday 7 August 2007
Record Date	Friday 10 August 2007
Despatch of the Prospectus Documents by ordinary post	Wednesday 15 August 2007
First day of dealings in nil-paid Rights Shares	Thursday 16 August 2007
Last day of dealings in nil-paid Rights Shares	Friday 24 August 2007
Latest time for acceptance of the Rights Shares as well as application for excess Rights Shares and payment of consideration therefor	5:00 p.m. on Wednesday 29 August 2007
Latest time for Rights Issue and Underwriting Agreement to become unconditional	4:00 p.m. on Monday 10 September 2007
Announcement of results of acceptance of the Rights Issue	Wednesday 12 September 2007
Despatch of refund cheques in respect of wholly or partially unsuccessful excess applications by ordinary post	Tuesday 18 September 2007
Commencement of dealings in fully-paid Rights Shares	Tuesday 18 September 2007

2. DEFINITIONS

In this announcement, the following expressions have the following meanings unless otherwise specified:

"Board"	the board of Directors or, where the context requires, a duly constituted committee of the board of Directors
"CDP"	The Central Depository (Pte) Limited, which is the securities clearing and depository house of the SGX-ST
"CDP Depositors"	persons with Shares entered against their names on the register of depositors maintained by the CDP

"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability and the Shares of which have a primary listing on the Main Board of the Hong Kong Stock Exchange and a secondary listing on the SGX-ST
"Directors"	the directors of the Company
"Excluded Overseas Shareholders"	the Overseas Shareholders whom the Board, after making enquiries, considers it necessary or expedient not to offer Rights Shares to, on account either of legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place
"form of application for excess Rights Shares"	the form of application for excess Rights Shares for Qualifying Shareholders on the Register of Members
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Overseas Shareholders"	the Shareholders with registered addresses (as shown in the Register of Members on the Record Date) which are outside Hong Kong
"PRC"	The People's Republic of China, which for the purposes of this announcement excludes Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Prospectus Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"provisional allotment letter"	the provisional allotment letter for Qualifying Shareholders on the Register of Members
"Qualifying Shareholder(s)"	Shareholder(s), other than the Excluded Overseas Shareholder(s), whose name(s) appear(s) on the Register of Members at the close of business on the Record Date
"Record Date"	10 August 2007
"Register of Members"	any of the principal register of members of the Company in Bermuda and the branch register of members of the Company in Hong Kong
"Regulation S"	Regulation S under the US Securities Act

"Rights Issue"	the issue by way of rights of not less than 287,237,361 Rights Shares and not more than 290,066,238 Rights Shares in the proportion of 1 Rights Share for every 9 Shares held on the Record Date at the subscription price of HK$18.00 per Rights Share payable in full on acceptance
"Rights Share(s)"	new Share(s) of HK$1.00 each to be allotted and issued under the Rights Issue
"SGX-ST"	Singapore Exchange Securities Trading Limited
"Share(s)"	ordinary share(s) of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	holder(s) of Share(s) as recorded on the Register of Members
"Underwriting Agreement"	the underwriting agreement dated 3 July 2007 entered into between the Company, Ban Thong Company Limited, Baylite Company Limited and Trendfield Inc. in relation to the Rights Issue
"US"	the United States of America, its territories and possessions, any State of the United States, and the District of Columbia
"US Person(s)"	any person(s) or entity(ies) deemed to be a US person for purposes of Regulation S under the US Securities Act
"US Securities Act"	the US Securities Act of 1933, as amended

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 6 July 2007

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *for identification purpose only*

END